Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Agreement for Sale of its Distributed Energy Business

Singapore, September 28, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that its subsidiary has entered into an agreement (the “Agreement”) with a wholly-owned subsidiary of Aluma Infrastructure Fund (2020) Ltd. for the sale of the company that holds OPC’s distributed energy business, which involves the development, construction and operation of energy generation facilities at customers’ premises in Israel, of which approximately 52.2 MW of natural-gas-fired electricity generation facilities are operational or are in construction and approaching operational status (the “Transaction”). The aggregate consideration for the Transaction is approximately NIS 272 million (approximately $90 million), subject to interest and certain other adjustments as set forth in the Agreement.

The Agreement includes customary terms, conditions and undertakings, as well as indemnification and liability arrangements, including an obligation of OPC’s subsidiary to complete the construction of generation facilities (at its own expense) whose construction has not yet been completed, as well as certain arrangements relating to long-term supply of natural gas and electricity supply.

The Agreement sets forth conditions precedent to completion of the Transaction, to be satisfied within 180 days of the signing of the Agreement, including approval of the Israel Competition Authority.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should,” or other similar expressions. These statements include statements relating to the Agreement and the Transaction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Agreement and the Transaction, including the possibility that the Transaction may not be completed on the anticipated terms or timeline, or at all, the risk of the failure to satisfy the conditions precedent to the completion of the Transaction and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.